News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
 Directors resign and control changes

        NANAIMO, BC, Dec. 23 /CNW/ - Titan Trading Analytics Inc. announces that founder and director Michael Paauwe, as well as John Austin and Roland Kreilein have resigned from the Board of Directors. The largest shareholder of Titan is TTN Escrow Capital Corp (TTN) which owns 29% of Titan by way of 2,850,000 common voting escrow shares. Dr. Ken Powell of Edmonton Alberta and Roland Kreilein of Victoria BC have acquired 100% of TTN from Michael Gossland and Michael Paauwe, in agreements dated December 20th, 2002. Powell thereby acquired 1.85 million escrow shares of Titan and Kreilein thereby acquired 1 million escrow shares of Titan.

        Titan expects to announce a new equity financing in the New Year.

        The TSX Venture Exchange has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of its content.

TITAN TRADING ANALYTICS INC.

Michael Paauwe
%SEDAR: 00003162E

-0-                 12/23/2002

        /For further information: please contact Michael Gossland, Vice President at (250) 756-3970/ (TTA. TITAF)

CO:    Titan Trading Analytics Inc.
ST:     British Columbia
IN:
SU:     PER

        CNW 13:39e 23-DEC-02